Consolidated Financial Statements

PREPARED BY MANAGEMENT

Years ended December 31, 2022 and 2021

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. ("the Company") have been prepared by management in accordance with International Financial Reporting Standards (IFRS), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with Canadian Securities Administrators and the US Securities and Exchange Commission, as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee of the Board of Directors meets with management to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and management discussion and analysis; considers the report of the external auditor; assesses the adequacy of internal controls, including management's assessment; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

February 28, 2023

/s/ Daniel Dickson	/s/ Christine West

Chief Executive Officer	Chief Financial Officer
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 2

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Endeavour Silver Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Endeavour Silver Corp. (the Company) as of December 31, 2022 and December 31, 2021, the related consolidated statements of comprehensive earnings (loss), cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 3

Endeavour Silver Corp.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverable amount of the Bolanitos cash-generating unit

As discussed in Note 3(h) to the consolidated financial statements, when an indicator of impairment exists, the Company is required to determine the recoverable amount of the Cash Generating Unit (“CGU”) to determine whether an impairment should be recognized. If an indicator of impairment or reversal exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. As discussed in Note 9 to the consolidated financial statements, the Company determined there were indicators of impairment associated with the Bolanitos CGU as of December 31, 2022. To determine the recoverable amount of the CGU, the Company used a discounted cash flow model. Based on its assessment, the Company determined that no impairment loss or reversal of impairment for the Bolanitos CGU was required.

We identified the assessment of the recoverable amount of the Bolanitos CGU to be a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the recoverable amount. Significant assumptions used in the determination of the recoverable amount included future metal prices, future production volumes including the amount of recoverable reserves and resources, future operating costs and capital expenditures, and the salvage value of the plant and equipment. Changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 4

Endeavour Silver Corp.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the Company's process to determine the recoverable amount of the CGU. This control addresses the review of the Company’s development of the significant assumptions used to estimate the recoverable amount of the Bolanitos CGU. We evaluated the competence, experience, and objectivity of the qualified persons responsible for the recoverable reserves and resource estimate. We compared the amount of reserves and resources in the valuation model to the mine plan and to the latest mineral reserve and resource estimate. We compared estimated operating and capital costs in the valuation model to the mine plan and to historical expenditures. We involved valuation professionals with specialized skills and knowledge, who assisted in assessing the future metal prices by comparing to third party data. We compared the estimated salvage value of plant and equipment to comparable sales transactions in a similar geographical region to which the Bolanitos mine operates.

//s// KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 1994.

Vancouver, Canada
February 28, 2023

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 5

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Endeavour Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited Endeavour Silver Corp.’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and December 31, 2021, the related consolidated statements of comprehensive earnings (loss), cash flows, and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Discussion and Analysis - Internal Controls over Financial Reporting". Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 6

Endeavour Silver Corp.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
February 28, 2023

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (expressed in thousands of US dollars)

		December 31,	December 31,
	Notes	2022	2021
ASSETS

Current assets
Cash and cash equivalents		$83,391	$103,303
Other investments	4	8,647	11,200
Accounts and other receivables	5	13,136	14,462
Income tax receivable		4,024	177
Inventories	6	19,184	27,485
Prepaid expenses		16,951	5,135
Loans receivable	8	1,000	-
Total current assets		146,333	161,762

Non-current deposits		565	599
Non-current income tax receivable	21	3,570	3,570
Non-current other investments	4	1,388	-
Non-current IVA receivable	5	10,154	4,256
Non-current loans receivable	8	2,729	-
Deferred income tax asset	21	-	936
Intangible assets		-	40
Right-of-use leased assets		806	664
Mineral properties, plant and equipment	8, 9	233,892	122,197

Total assets		$399,437	$294,024

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$39,831	$31,991
Income taxes payable		6,616	4,228
Loans payable	10	6,041	4,128
Lease liabilities	11	261	207
Total current liabilities		52,749	40,554

Loans payable	10	8,469	6,366
Lease liabilities	11	812	794
Provision for reclamation and rehabilitation	12	7,601	7,397
Deferred income tax liability	21	12,944	1,506
Other non-current liabilities		968	-
Total liabilities		83,543	56,617

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued, issuable and outstanding 189,995,563 shares (Dec 31, 2021 - 170,537,307 shares)	13	657,866	585,406
Contributed surplus	13	6,115	6,331
Retained earnings (deficit)		(348,087)	(354,330)
Total shareholders' equity		315,894	237,407

Total liabilities and shareholders' equity		$399,437	$294,024

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Margaret Beck	/s/ Daniel Dickson

Director	Director
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP. CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS) (expressed in thousands of US dollars, except for shares and per share amounts)

		Years ended
		December 31,	December 31,
	Notes	2022	2021
Revenue	14	$210,160	$165,320
Cost of sales:
Direct production costs		113,880	89,603
Royalties	8 (a)(b)	17,811	13,783
Share-based payments	13 (c)(d)	442	421
Depreciation, depletion and amortization		25,179	23,977
Write down of inventory to net realizable value	6	1,323	1,168
		158,635	128,952

Mine operating earnings		51,525	36,368
Expenses:
Exploration and evaluation	15	16,186	17,925
General and administrative	16	10,613	10,063
Care and maintenance costs	17	580	1,356
Impairment (reversal of impairment) of non-current assets, net	8 (e), 9	-	(16,791)
Severance costs		-	870
Write off of mineral properties	8 (j)	682	715
		28,061	14,138

Operating earnings		23,464	22,230

Finance costs	18	1,300	985
Other income (expense):
Foreign exchange gain (loss)		1,853	(1,131)
Gain on asset disposal		2,503	5,841
Investment and other		(1,571)	3,733
		2,785	8,443

Earnings before income taxes		24,949	29,688

Income tax expense:
Current income tax expense	21	6,376	3,481
Deferred income tax expense	21	12,372	12,252
		18,748	15,733

Net earnings and comprehensive earnings for the year		$6,201	$13,955

Basic earnings per share based on net earnings		$0.03	$0.08
Diluted earnings per share based on net earnings	13 (g)	$0.03	$0.08

Basic weighted average number of shares outstanding		183,009,339	167,289,732
Diluted weighted average number of shares outstanding	13 (g)	185,349,634	170,663,883

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (expressed in thousands of US dollars, except share amounts)

	Notes	Number of shares	Share Capital	Contributed Surplus	Retained Earnings (Deficit)	Total Shareholders' Equity

Balance at December 31, 2020		157,924,708	$517,711	$9,662	$(368,302)	$159,071

Public equity offerings, net of issuance costs	13 (b)	10,060,398	58,389	-	-	58,389
Exercise of options	13 (c)	2,172,861	8,745	(4,026)	-	4,719
Share-based compensation	13 (c) (d)	-	-	3,636	-	3,636
Expiry and forfeiture of options	13 (c)	-	-	(17)	17	-
Settlement of performance share units	13 (d)	379,340	561	(2,924)	-	(2,363)
Earnings for the year		-	-	-	13,955	13,955
Balance at December 31, 2021		170,537,307	$585,406	$6,331	$(354,330)	$237,407

Public equity offerings, net of issuance costs	13 (b)	9,293,150	43,116	-	-	43,116
Issued on acquisition of mineral properties	8 (l)	8,577,380	25,589	-	-	25,589
Exercise of options	13 (c)	569,200	2,377	(770)	-	1,607
Issued and issuable for performance share units	13 (d)	1,014,999	1,361	(3,259)	-	(1,898)
Issued for deferred share units	13 (c)	3,527	17	(17)	-	-
Share-based compensation	13 (c)(d)	-	-	3,878	-	3,878
Canceled options	13 (c)	-	-	(42)	42	-
Settlement of deferred share units	13 (e)	-	-	(6)	-	(6)
Earnings for the year		-	-	-	6,201	6,201
Balance at December 31, 2022		189,995,563	$657,866	$6,115	$(348,087)	$315,894

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in thousands of US dollars)

		Years ended
		December 31,	December 31,
	Notes	2022	2021
Operating activities
Net earnings (loss) for the year		$6,201	$13,955

Items not affecting cash:
Share-based compensation	13 (c)(d)	3,878	3,636
Depreciation, depletion and amortization	8	26,088	24,527
Impairment (reversal of impairment) of non-current assets, net	9	-	(16,791)
Deferred income tax expense (recovery)	21	12,372	12,252
Unrealized foreign exchange loss (gain)		344	(176)
Finance costs	18	1,300	985
Accretion of loans receivable	8 (d)	(97)	-
Long term employee benefits		968	-
Write off of mineral properties	8 (j)	682	715
Write down of warehouse inventory	6	1,323	894
Write down of inventory to net realizable value	6	-	272
Loss (gain) on asset disposal		(2,503)	(5,914)
Loss (gain) on other investments	4	3,470	(2,117)
Net changes in non-cash working capital	19	967	(8,776)
Cash from operating activities		54,993	23,462

Investing activities
Proceeds on disposal of property, plant and equipment		350	10,113
Mineral properties, plant and equipment		(109,715)	(54,092)
Purchase of other investments		(2,119)	(3,307)
Proceeds from disposal of other investments	4	-	9,288
Redemption of (investment in) non-current deposits		34	(8)
Cash used in investing activities		(111,450)	(38,006)

Financing activities
Repayment of loans payable	10	(5,054)	(3,563)
Repayment of lease liabilities	11	(219)	(179)
Interest paid	10, 11	(790)	(668)
Public equity offerings	13 (b)	46,001	59,998
Exercise of options	13 (c)	1,607	4,719
Share issuance costs	13 (c)(d)	(2,885)	(1,293)
Performance and deferred share unit settlement	13 (d)(e)	(1,904)	(2,363)
Cash from financing activities		36,756	56,651

Effect of exchange rate change on cash and cash equivalents		(211)	113

Increase in cash and cash equivalents		(19,701)	42,107
Cash and cash equivalents, beginning of the year		103,303	61,083
Cash and cash equivalents, end of the year		$83,391	$103,303

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia, Canada). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and United States.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's year ended December 31, 2022.

The Board of Directors approved the consolidated financial statements for issue on February 28, 2023.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates (Note 3b).

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V. disposed of on September 9, 2022 (Note 8 (d)), Terronera Precious Metals S.A. de C.V, Minera Pitarrilla S.A. de C. V. (formerly SSR Durango S.A de C.V.), Endeavour USA Holdings and Endeavour USA Corp. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below have been applied consistently to all years presented and by all subsidiaries in the group and no material accounting standards were adopted during the year.

(a) Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the US dollar. Transactions in currencies other than an entity's functional currency are recorded at the rates of exchange prevailing on the transaction dates. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not retranslated. Foreign currency translation differences are recognized in comprehensive earnings (loss).
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

(b) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These estimates and judgments are based on management's knowledge of the relevant facts and circumstances at the time, having regard to prior experience, and are continually evaluated. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ materially from those estimates.

Significant areas requiring the use of management judgment relate to the determination of mineralized reserves and resources, plant and equipment useful lives, existence of indication of impairment or impairment reversal of non-current assets, and recognition of deferred tax assets.

Significant areas requiring the use of management estimates relate to the valuation of inventory, mineral properties, plant and equipment, impairment of non-current assets, provision for reclamation and rehabilitation, and income taxes.

Critical judgments and estimates in applying policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Determination of ore reserves and resources

Judgments about the amount of product that can be economically and legally extracted from the Company's properties are made by management using a range of geological, technical and economic factors, history of conversion of mineral deposits to proven and probable reserves as well as data regarding quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates. This process may require complex and difficult geological judgments to interpret the data. The Company uses qualified persons (as defined by the Canadian Securities Administrator's National Instrument 43-101) to compile this data.

Changes in the judgments surrounding reserves and resources may impact the carrying value of mineral properties, plant and equipment (Note 8), reclamation and rehabilitation provisions (Note 12), recognition of deferred income tax amounts (Note 21), and depreciation, depletion and amortization (Note 8).

Estimating the quantity and/or grade of reserves and resources requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples.  Following this, the quantity of ore that can be extracted in an economical manner is calculated using data regarding the life of mine plans and forecast sales prices (based on current and long-term historical average price trends).  Changes in estimates can be the result of estimated future production differing from previous forecasts of future production, expansion of mineable ore through exploration activities, differences between estimated and actual costs of mining and differences in the commodity price used in the estimation of mineable ore.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

Review of asset carrying values and assessment of impairment (accounting policy Note 3 (h) and Note 3 (f))

Management applies significant judgment in assessing each cash-generating unit or assets for the existence of indicators of impairment or impairment reversal at the reporting date. Internal and external factors are considered in assessing whether indicators are present that would necessitate impairment testing. Significant assumptions regarding commodity prices, operating costs, capital expenditures and discount rates are used in determining whether there are any indicators of impairment. These assumptions are reviewed regularly by senior management and compared, when applicable, to relevant market consensus views.

If an indicator of impairment or reversal exists, the asset's recoverable amount is estimated.  The recoverable amount is the greater of fair value less costs of disposal and value in use.  The determination of fair value less costs of disposal and value in use requires management to make estimates and assumptions about future metal prices, production based on current estimates of capacity, ore grade, recovery rate and recoverable reserves and resources, future operating costs, capital expenditures and assets salvage value  The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in earnings (loss).

Estimation of the amount and timing of reclamation and rehabilitation costs (accounting policy Note 3 (j))

Accounting for restoration requires management to make estimates of the future costs the Company will incur to complete the reclamation and rehabilitation work required to comply with existing laws, regulations and agreements in place at each mining operation and any environmental and social principles the Company is in compliance with. The calculation of the present value of these costs also includes assumptions regarding the timing of reclamation and rehabilitation work, applicable risk-free interest rate for discounting those future cash flows, inflation and foreign exchange rates and assumptions relating to probabilities of alternative estimates of future cash flows. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and rehabilitation.

Taxes (Note 3 (m))

Judgment is required in determining the recognition and measurement of deferred income tax assets and liabilities on the balance sheet. In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions.

Final taxes payable and receivable are dependent on many factors, including outcomes of tax litigation and resolution of disputes.  The resolution of these uncertainties may result in adjustments to the Company's tax assets and liabilities and value added tax receivable balances.

Management assesses the likelihood and timing of taxable earnings in future periods in recognizing deferred income tax assets. Estimates of future taxable income are based on forecasted cash flows using life of mine projections and the application of existing tax laws in each jurisdiction.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded at the balance sheet date could be impacted. In addition, future changes to tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets. Deferred income tax assets are disclosed in Note 21.

Inventory (Note 3(e))

In valuing inventories at the lower of cost and net realizable value, the Company makes estimates in determining the net realizable price and in quantifying the contained metal in finished goods and work in process.

(c) Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of no more than three months, or that are readily convertible into cash.

(d) Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are measured at fair value through profit and loss and carried at fair value. Unrealized gains and losses are recognized in earnings (loss).

(e) Inventories

Work in process inventories, including ore stockpiles, are valued at the lower of production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory, characterized as doré bars or concentrate, is valued at the lower of production cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(f) Intangible assets

Intangible assets are initially recognized at cost if acquired externally, or at fair value if acquired as part of a business combination and have a useful life of greater than one year. Intangible assets which have finite useful lives are measured at cost less accumulated amortization and accumulated impairment. Intangible assets that are assessed as having a finite useful life are amortized over their useful life on a straight-line basis from the date they become available for use and are tested for impairment if indications exist that they may be impaired. The useful life is determined using the period of the underlying contract or the period over which the intangible asset can be expected to be used.

(g) Mineral properties, plant and equipment

Mineral properties, plant and equipment are stated at cost less accumulated depreciation, depletion and accumulated impairment losses. The cost of mineral properties, plant and equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical feasibility and commercial viability has been established.

Development costs relating to specific properties are capitalized prospectively upon management's determination that a property will be developed. A development decision is made based upon consideration of project economics, including future metal prices, reserves and resources, and estimated operating and capital costs. Capitalization of costs incurred ceases when the property is capable of operating in the manner intended by management.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

Exploration and evaluation costs are those costs required to acquire a mineral property and determine commercial feasibility. These costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. The Company recognizes acquisition costs for exploration and evaluation properties as assets when acquired as part of a business combination or asset purchase. All other exploration and evaluation costs are expensed as incurred until the technical feasibility and commercial viability of the property has been established and a development decision has been made.

Capitalized exploration and evaluation costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to mineral property costs within mineral properties, plant and equipment. Ongoing exploration costs as well as evaluation costs that do not meet requirement for capitalizing are expensed in earnings (loss) for the period. Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment and amortized separately over their useful lives.

Plant and equipment are recorded at cost and amortized using either the straight-line method at rates varying from 5% to 30% annually or amortized on a units of production method, based on proven and probable reserves. The accumulated costs of mineral properties are amortized using the units of production method, based on proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for mineral properties, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(h) Impairment of non-current assets

The Company's tangible assets are reviewed for indications of impairment or reversal of a previous impairment at each financial statement date. If an indicator of impairment or reversal exists, the asset's recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets. Impairment losses are recognized in earnings (loss) for the period.

The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount and the recoverable amount exceeds the carrying amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Management periodically reviews the carrying values of its exploration and evaluation assets with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, forecast future metal prices, forecast future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are recoverable.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are recognized in earnings (loss) in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

(i) Leases

At inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which is composed of:

  The amount of the initial measurement of the lease liability
  Any lease payments made at or before the commencement date
  Any indirect costs incurred
  An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located
  Less any incentives received from the lessor

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease payments included in the measurement of the lease liability are composed of:

  Fixed payments, including in-substance fixed payments
  Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date
  Amounts expected to be payable under a residual value guarantee; and
  The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease payments exclude variable payments which are dependent on external factors other than an index or a rate. These variable payments are recognized directly in earnings (loss). The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimated amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in earnings (loss) if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

(j) Provision for reclamation and rehabilitation

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral properties, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset.

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs, changes in the discount or inflation rates and for the accretion of discounted underlying future cash flows. The unwinding of the effect of discounting the provision is recorded as a finance cost in earnings (loss) for the period.

(k) Revenue recognition

Revenue is generated from the sale of refined silver and gold or from the sale of these metals contained in doré or concentrate. Revenue for doré is recorded in the consolidated statement of comprehensive earnings (loss) gross of treatment and refining costs paid to counterparties under the terms of the sales agreements. Revenue for concentrate is recorded in the consolidated statement of comprehensive earnings (loss) net of treatment and refining costs paid to counterparties under the terms of the sales agreements. Revenue is recognized when control of the metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals. In determining whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include but are not limited to, whether: the Company has a present right to payment; the customer has a legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer controls the risks and rewards of ownership of the asset.

Revenue from metals in doré

The refiners who receive doré from the Company refine the materials on the Company's behalf. The refiners transfer the refined product to our customers according to the Company's instructions. Refined metals are sold at spot prices with sales proceeds collected upon or within several days of the completion of the sales transaction. Revenue from sale of doré is recognized at the time a metal sale is executed and the Company has irrevocably directed the refiner to deliver the refined metal to the customer.

Revenue from metals in concentrate

Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale. Revenue from the sale of concentrates is provisionally priced at the date control transfers. On transfer, the Company recognizes revenue on a provisional basis based on current prices and at each period end, re-estimated prices based on period end closing prices for the estimated month of settlement. The final selling price is subject to movements in metal prices up to the final settlement date. Revenue is initially recognized based on the estimated mineral content then adjusted to final settlement adjustments. Final settlement periods range from two to six months after delivery of the product.

Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date, caused by changes in market metal prices, results in an embedded derivative in the related trade accounts receivable. For each reporting period until final settlement, period end closing prices are used to record revenue. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

(l) Share-based payments

The Company has a share option plan and a share unit plan which are described in Note 13 (c) and Note 13 (d) respectively. Equity-settled share-based payment awards to employees are measured by reference to the fair value of the equity instruments granted and are charged over the vesting period using the graded vesting method. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met. Equity-settled share-based payment awards to non-employees are measured at the fair value of the goods or services received as the goods or services are received, unless that fair value cannot be measured reliably, in which case they are measured by reference to the fair value of the equity instrument. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. For those options that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to deficit.

Share-based compensation expense relating to cash-settled awards, including deferred share units and share appreciation rights which are described in Note 13 (e) and Note 13 (f), is recognized over the vesting period of the units based on the fair market value of the units. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the fair value.

(m) Income taxes

Income tax expense (recovery) comprises current and deferred tax. It is recognized in earnings (loss) except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

The Company follows the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax losses carried forward. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings (loss) in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent their recovery is considered probable based on their term to expiry and estimates of future taxable income. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable earnings improve.

(n) Earnings per share

Basic earnings per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, net earnings available to common shareholders equals the reported net earnings. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

(o) Business combinations

On a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) based on fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company's share of identifiable net assets, the difference is treated as purchased goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in earnings (loss). Incremental costs related to acquisitions are expensed as incurred.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

Determination of the fair value of assets acquired and liabilities assumed and resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of the acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in earnings (loss).

(p) Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes party to the contractual provisions of the instruments. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss ("FVTPL"). Transaction costs of financial assets and liabilities classified as FVTPL are expensed in the period in which they are incurred. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial assets or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

On initial recognition, the Company classifies and measures financial assets as either FVTPL, fair value through other comprehensive income ("FVTOCI") or amortized cost. Subsequent measurement of financial assets depends on the classifications of such assets. The basis of classification depends on an entity's business model and the contractual cash flows of the financial asset.

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

  The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
  The contractual terms of the financial asset provide cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between the initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

Fair value through other comprehensive income

Financial assets that meet the following conditions are measured subsequently at amortized cost:

  The financial asset is held within a business model whose objective is achieved by both collecting the contractual cash flows and selling financial assets, and
  The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Investments in equity instruments at FVTOCI are initially recognized at fair value. Subsequently, they are measured at fair value, with gains and losses arising from changes from initial recognition recognized in comprehensive earnings (loss). Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

Fair value through profit and loss

By default, all other financial assets are measured at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on a different basis. Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent that they are not part of a designated hedging relationship. Determination of fair value is further described in Note 22.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are measured at the proceeds received, net of direct issue costs.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method.

The Company's financial instruments are recognized as:

Assets
Cash and cash equivalents	Amortized cost
Trade and other receivables (other than derivatives)	Amortized cost
Trade receivables (derivative component)	FVTPL
Loans receivable	Amortized cost
Other investments	FVTPL

Liabilities
Accounts payable and accrued liabilities	Amortized cost
Loans payable	Amortized cost
Share appreciation rights and deferred share units	FVTPL

(q) Accounting standards adopted during the year

On May 14, 2020, the International Accounting Standard Board (IASB) published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and the related costs in earnings (loss). The Company has adopted the narrow scope amendments to IAS 16 in its financial statements for the annual period beginning on January 1, 2022. The adoption did not result in a change in carrying value of property, plant and equipment at December 31, 2022 or December 31, 2021 nor in change in sales proceeds or related cost of sales for the years ended December 31, 2022 or December 31, 2021.

As a result of the adoption of narrow scope amendment to IAS 16, the Company's previous accounting policy for the achievement of the commercial production is no longer relevant, and any amounts received prior to the mine reaching the operating levels will be accounted for as sales proceeds in line with accounting policy Note 3 (k).
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

4. OTHER INVESTMENTS

		December 31,	December 31,
	Note	2022	2021
Balance at beginning of the year		$11,200	$4,767
Investment in marketable securities, at cost		2,305	3,753
FMV of investments received on asset disposal	10	-	9,851
Disposals		-	(9,288)
Gain (loss) on marketable securities		(3,470)	2,117
Balance at end of the year		10,035	11,200
Less: Current portion		8,647	11,200
Non-current marketable securities		$1,388	$-

The Company holds $9,774 in marketable securities that are classified as Level 1 and $261 in marketable securities that are classified as Level 3 in the fair value hierarchy (Note 22) and are classified as financial assets measured at FVTPL. The fair values of Level 1 marketable securities are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Marketable securities classified as Level 3 in the fair value hierarchy are share purchase warrants and the fair value of the warrants at each period end has been estimated using the Black-Scholes Option Pricing Model.

During the year ended December 31, 2022, the Company acquired 6,600,000 units of Max Resource Corp ("Max") through a private placement with each unit consisting of one common share and ½ share purchase warrant. At the same time, the Company entered into a collaboration agreement with Max under which acquired shares and warrants of Max have certain transfer restrictions and cannot be liquidated before March 28, 2024. Accordingly, those shares and warrants have been classified as non-current.

5. ACCOUNTS AND OTHER RECEIVABLES

		December 31,	December 31,
	Note	2022	2021

Trade receivables (1)		$4,385	$4,751
IVA receivable (2)		8,062	8,863
Other receivables		689	847
Due from related parties	7	-	1
		$13,136	$14,462

(1) At December 31, 2022 the trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate period end closing prices on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 22).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

(2) The Company's Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These delays and denials have occurred in Refinadora Plata Guanaceví S.A. de C.V. ("Guanaceví,"). At December 31, 2022, Guanaceví holds $6,402 in IVA receivables which the Company and its advisors have determined to be recoverable from tax authorities (December 31, 2021 $8,067 respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

As at December 31, 2022, the total IVA receivable of $18,216 (December 31, 2021 - $13,119) has been allocated between the current portion of $8,062, which is included in accounts receivable, and a non-current portion of $10,154 (December 31, 2021 - $8,863 and $4,256 respectively). The non-current portion is composed of Guanacevi of $1,505, which is currently under appeal and are unlikely to be received in 2023. The remaining $8,649 is IVA receivable for Terronera, which may not become recoverable until Terronera recognizes revenue for tax purposes.

6. INVENTORIES

	December 31,	December 31,
	2022	2021

Warehouse inventory(1)	$9,682	$8,698
Stockpile inventory	2,389	2,335
Finished goods inventory	6,138	15,550
Work in process inventory	975	902
	$19,184	$27,485

(1) The warehouse inventory balance at December 31, 2022 is net of a write down to net realizable value of $1,179 (December 31, 2021 - $539) at the Guanacevi mine and $1,038 (December 31, 2021 - $357) at the Bolañitos mine.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

7. RELATED PARTY TRANSACTIONS

The Company previously shared common administrative services and office space with a company related by virtue of a former common director and from time to time incurred third party costs on behalf of related parties on a full cost recovery basis. The agreement for sharing office space and administrative services ended in May 2022. The charges for these costs totaled $9 for the year ended December 31, 2022 (December 31, 2021 - $5). The Company has a $nil net receivable related to these costs as of December 31, 2022 (December 31, 2021 - $1).

The Company was charged $428 for legal services for the year ended December 31, 2022 by a legal firm in which the Company's corporate secretary is a partner (December 31, 2021 - $276). The Company has $10 payable to the legal firm as at December 31, 2022 (December 31, 2021 - $5).

Key management personnel

The key management of the Company comprises executive and non-executive directors, members of executive management and the Company's corporate secretary. Compensation of key management personnel was as follows:

	December 31,	December 31,
	2022	2021

Salaries and short-term employee benefits	$2,957	$3,867
Non-executive directors' fees	312	311
Non-executive directors' deferred share units	(362)	(707)
Share-based payments	2,974	3,408
	$5,881	$6,879

The existing non-executive directors' deferred share units are comprised of both equity and cash settled deferred share units. The recognized expense or recovery includes the fair value of new issuances of deferred share units during the period and the change in fair value of all outstanding cash-settled deferred share units during the reporting period. During the year ended December 31, 2022, the Company granted 109,634 deferred share units (December 31, 2021 - 82,566) with a fair value of $523 (December 31, 2021 - $449) at the date of grant. At December 31, 2022, there were 1,044,204 cash settled deferred share units and 104,596 equity-settled deferred share units outstanding with a fair value of $3,873 (December 31, 2021 - 1,348,765 outstanding with a fair value of $5,682).

The amount disclosed for share-based payments is the expense for the year calculated in accordance with IFRS 2, Share-based payments for share options, performance share units and deferred share units (Notes 13 (c), (d) and (e)). The fair values of these share-based payments are recognized as an expense over the vesting period of the award. Therefore, the compensation expense in the current year comprises a portion of current year awards and those of preceding years that vested within the current year.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost

Balance at December 31, 2020	$552,878	$106,445	$81,003	$13,314	$12,777	$766,417

Additions	40,261	2,838	15,435	1,623	2,113	62,270
Disposals	(81,740)	(11,098)	(9,298)	(1,492)	(2,845)	(106,473)

Balance at December 31, 2021	$511,399	$98,185	$87,140	$13,445	$12,045	$722,214

Additions	103,635	5,217	19,877	7,573	1,978	138,280
Disposals	(14,966)	(6,542)	(757)	(662)	(746)	(23,673)

Balance at December 31, 2022	$600,068	$96,860	$106,260	$20,356	$13,277	$836,821

Accumulated amortization and impairment

Balance at December 31, 2020	$510,335	$94,815	$53,122	$10,166	$10,024	$678,462

Amortization	15,614	3,393	4,947	352	1,202	25,508
Disposals	(81,180)	(10,000)	(8,624)	(1,324)	(2,825)	(103,953)

Balance at December 31, 2021	$444,769	$88,208	$49,445	$9,194	$8,401	$600,017

Amortization	14,786	2,268	5,301	346	1,205	23,906
Disposals	(13,574)	(6,442)	(326)	(159)	(493)	(20,994)

Balance at December 31, 2022	$445,981	$84,034	$54,420	$9,381	$9,113	$602,929

Net book value
At December 31, 2021	$66,630	$9,977	$37,695	$4,251	$3,644	$122,197
At December 31, 2022	$154,087	$12,826	$51,840	$10,975	$4,164	$233,892

Included in Mineral properties is $80,155 in acquisition costs for exploration properties and $26,669 for acquisition and development costs for development properties (December 31, 2021 - $19,063 and $10,311 respectively).

As of December 31, 2022, the Company has $26,576 committed for capital equipment purchases.

(b) Guanaceví, Mexico

In 2005, the Company acquired mining properties and related assets to the Guanaceví silver-gold mines located in the state of Durango, Mexico. Certain concessions in the district retained a 3% net proceeds royalty on future production.

These properties and subsequently acquired property concessions in the Guanaceví district are maintained with nominal property tax payments to the Mexican government.

On July 5, 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso properties from Ocampo Mining S.A. de C.V. ("Ocampo"). The Company has agreed to meet certain minimum production targets from the properties, subject to various terms and conditions, and pay Ocampo a $12 dollar fixed per tonne production payment plus a floating net smelter return ("NSR") royalty based on the spot silver price as follows:

•      4% NSR when the silver price obtained is less than or equal to $15 dollars per oz

• 9% NSR when the silver price obtained is greater than $15 dollars and up to $20 dollars per oz

• 13% NSR when the silver price obtained is greater than $20 dollars and up to $25 dollars per oz

• 16% NSR when the silver obtained is greater than $25 dollars per oz

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

Both properties cover extensions of the Guanaceví ore bodies with the El Porvenir concession adjacent to the Company's operating Porvenir Norte mine and the El Curso concession adjacent to the Company's Porvenir Cuatro mine. On December 12, 2021, the Company executed an amendment to the agreement whereby two additional properties, adjacent to the existing and historic mine workings were included in the existing agreement. In 2022, the Company expensed $16,873 in per tonne production charges and royalties on these properties (2021 - $12,532).

(c) Bolañitos, Mexico

In 2007, the Company acquired the exploitation contracts, mining properties and related assets to the Bolañitos silver-gold mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

(d) El Compas, Mexico

In August 2021, the Company suspended mining and milling operations at El Compas, and mining equipment and key talent were transferred within the Company to Bolañitos and Terronera. In 2022, the associated suspension costs were $580 (2021 - $1,367, including $870 in severance).

On September 9, 2022, the Company entered into an agreement to sell its 100% interest in Minera Oro Silver de Mexico, S.A. de C.V. ("MOS") to Grupo ROSGO, S.A. de C.V., ("Grupo ROSGO"). Minera Oro Silver holds the El Compas property and the lease on the La Plata processing plant in Zacatecas, Mexico.

Pursuant to the agreement, Grupo ROSGO assumed the Minera Oro Silver loan payable to the Company, in the amount of $5,000 payable in cash payments over a five year period with an initial payment of $250. Instalment payments of $500 will be made every six months other than the third payment, which will be $750. The payments are secured by a pledge of the shares of MOS. At the date of the sale, using the effective interest rate method, management has estimated the fair value of the $5,000 loan receivable to be $3,882. As of December 31, 2022, the carrying value of the loan receivable is $3,729, consisting of the current portion of $1,000 and non-current portion of $2,729.

The carrying value of the net Minera Oro Silver's net assets at the date of the sale was $1,149 resulting in the Company recording a $2,733 gain on sale which is presented in 'investments and other income' in the consolidated statements of comprehensive earnings (loss).

(e) El Cubo, Mexico

On March 17, 2021, the Company signed a definitive agreement to sell its El Cubo mine and related assets to Guanajuato Silver Company Ltd. ("GSilver") (formerly known as VanGold Mining Corp. ("VanGold")) for $15.0 million in consideration composed of cash and share payments plus additional contingency payments. On April 9, 2021, GSilver purchased the El Cubo assets for the following consideration:

Per the terms of the agreement, GSilver agreed to pay $15.0 million for the El Cubo assets. The Company has received total gross consideration of $19.7 million as follows:

  $0.5 million cash down-payment
  $7.0 million cash on closing
  $9.8 million paid in shares with 21,331,058 shares of GSilver with fair value of CAN$0.58 per share on April 9, 2021. Total fair value of the shares at the time of agreement was $5.0 million priced at CAN$0.30
  $2.4 million paid by unsecured promissory note with face value $2.5 million due and payable April 9, 2022
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 26

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

GSilver has also agreed to pay the Company up to an additional $3.0 million in contingent payments, for which the Company has not recorded any consideration, based on the following events:

  $1.0 million upon GSilver producing 3.0 million silver equivalent ounces from the El Cubo mill
  $1.0 million if the price of gold closes at or above $2,000 dollars per ounce for 20 consecutive days within two years after closing
  $1.0 million if the price of gold closes at or above $2,200 dollars per ounce for 20 consecutive days prior to April 9, 2023

During the period ended March 31, 2021, the El Cubo mine project, consisting of the land rights, plant, buildings and the related reclamation liability were re-classified to current assets and liabilities as "assets held for sale" and "liabilities held for sale". Immediately prior to the classification to assets and liabilities held for sale, the carrying amounts of the land rights, plant and building were remeasured and the historical gross impairments of $216.9 million net of depletion and depreciation of $200.1 million, were reversed resulting in a $16.8 million impairment reversal. The reclamation provision for the El Cubo mine of $4.6 million was transferred to GSilver upon acquisition of the related mining concessions. The Company has recognized a $5.8 million gain on the disposal of the El Cubo mine and related assets in the year ended December 31, 2021.

On November 16, 2021 the Company arranged for early payment of the $2.5 million promissory note. In consideration for the early payment, the Company has agreed to reduce the principal amount of the note by $25 and settle the Mexican value added tax payable on the purchase price for El Cubo represented by the note for 901,224 common shares of GSilver.

(f) Terronera, Mexico

In February 2013, the Company acquired an option to purchase a 100% interest in theTerronera properties located in Jalisco, Mexico, by paying a total of $2,750 over three years. The Company is required to pay a 2% NSR royalty on any production from the Terronera properties.

On September 23, 2020, the Company entered into an option agreement to acquire a 100% interest in the La Sanguijuela property, located adjacent to the existing Terronera properties. The agreement requires payments totaling $550 over a four-year period with the Company required to pay a 2% NSR on any production from the property.

These properties and subsequently acquired property concessions in the Terronera district are maintained with nominal property tax payments to the Mexican government.

During 2021, the Company completed a Feasibility Study on the Terronera Project and based on an assessment of the economic viability of extracting mineral resources at Terronera, it was reclassified from an exploration and evaluation asset to a development asset (See Note 20). During 2022 the Company proceeded with road construction, procurement of long lead items including major equipment, camp construction, site clearing and initial earthworks for plant construction, and construction of initial project infrastructure.

(g) Parral Properties

On September 13, 2016, the Company entered into a definitive agreement with SSR Mining Inc. ("SSR") formerly known as Silver Standard Resources Inc., to acquire a 100% interest in SSR's Parral properties, located in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico. On October 31, 2016, Endeavour paid $5,300 through the issuance of 1,198,083 common shares.

In addition, the Company committed to spending $2,000 (completed in 2018) in exploration on two of the properties (the San Patricio and La Palmilla properties) over the two-year period following the closing of the transaction. SSR also retained a 1% net smelter returns royalty on production from the San Patricio and La Palmilla properties. On November 18, 2021 the Company and SSR entered into an agreement whereby the Company purchased the royalties from SSR for $530.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 27

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

(h) Guadalupe Y Calvo, Mexico

In 2012, the Company acquired the Guadalupe Y Calvo exploration project in Chihuahua, Mexico.

In 2014, the Company acquired the La Bufa exploration property, which is adjacent to the Guadalupe y Calvo exploration property in Chihuahua, Mexico. The property is subject to a 2% net smelter return royalty on mineral production.

(i) Calicanto Properties

On July 21, 2016, the Company entered into a definitive agreement with Compania Minera Estrella de Plata S.A. de C.V. ("Compania Minera Estrella") to acquire a 100% interest, subject to a 3% NSR, in Compania Minera Estrella's Calicanto properties, located in the Zacatecas state, Mexico. On February 1, 2017, Endeavour completed the purchase with a payment of $400 and in 2018 exercised an option to purchase the 3% NSR for $45.

On September 8, 2017, the Company entered into a concession division agreement with Capstone Mining Corp. ("Capstone") whereby the Company has the right to explore and mine for precious metals above 2,000 metres above sea level on Capstone's Toro del Cobre concessions, which is adjacent to Calicanto. In return, the Company has granted Capstone the right to explore and mine for base metals below the elevation of 2,000 metres above sea level. Capstone has granted the Company a 1% NSR on all Capstone base metal production on the Endeavour property and the Company has granted Capstone a 1% NSR on all Endeavour precious metal production on Capstone property. During 2022, the Company earned $722 in royalties from Capstone (2021 - $542).

(j) Exploration Projects, Chile

Cerro Marquez - Las Palcas

In October 2016, the Company entered into an option agreement with Minera Cerro Marquez to acquire 100% interest in the Las Palcas project in Santiago, Chile for a total of $2.5 million to be paid over a four year period with the final payment of $2.3 million due in October 2020. In October 2021, the Company elected to not proceed with the final payment and the carrying value of $470 has been written off during the year ended December 31, 2021.

Aida Properties

In July 2018, the Company entered into an option agreement to acquire 100% interest in the Aida properties: Patricia II, Patricia III and SLM Ignacia located in Chile for a total of $3.2 million to be paid over a five-year period. The properties are subject to a 2% NSR with the right to buy the NSR for each of the properties for $2.0 million. Payments totaling $0.4 million for 2018 and 2019 have been made but the 2020 and 2021 payments totaling $0.8 million have been postponed until the Company receives certain environmental permits.

Paloma Properties

In December 2018, the Company signed an option agreement to acquire up to a 70% interest in the Paloma project in Antofagasta Province, Chile. The Company can acquire its initial 51% interest by paying $0.75 million and spending $5.0 million over five years with the final payment due in 2023, followed by a second option to acquire 70% by completing a Preliminary Economic Assessment and a Preliminary Feasibility Study. The property is subject to a 2% NSR.

(k) Acquisition of Bruner Gold Project

On July 14, 2021, the Company entered into a definitive agreement with Canamex Gold Corp. ("Canamex") to acquire a 100% interest in Canamex's Bruner Gold Project, a gold exploration property, located in Nye County, Nevada, approximately 180 kilometers southeast of Reno. The property is subject to pre-existing royalties, some of which can be repurchased. The Company completed the acquisition on August 31, 2021. Under the terms of the agreement, the Company paid $10 million in cash for a 100% interest in the Bruner Gold project which includes mineral claims, mining rights, property assets, water rights and government authorization and permits. Management determined that the acquisition of Bruner Gold Project did not meet the definition of a business in accordance with IFRS 3 Business Combinations, as it did not have the inputs, processes and outputs required to meet the definition of a business. Accordingly, the acquisition has been accounted for as an asset acquisition resulting in the recognition of a mineral property asset with the fair market value of $10.1 million, including $0.1 million of acquisition costs.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 28

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

(l) Acquisition of the Pitarrilla Project

On January 17, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project in Durango State, Mexico, by acquiring all of the issued and outstanding shares of SSR Durango, S.A. de C.V. from SSR Mining Inc. ("SSR") for total consideration of $70 million (consisting of $35 million in Company's shares and a further $35 million in cash or in the Company's shares at the election of SSR and as agreed to by the Company) and a 1.25% net smelter returns royalty. SSR retains a 1.25% NSR Royalty in Pitarrilla. Endeavour will have matching rights to purchase the NSR Royalty in the event SSR proposes to sell it.

The acquisition was completed on July 6, 2022. Total consideration included 8,577,380 shares of the Company issued on July 6, 2022 and a $35.1 million cash payment. Fair value of the 8,577,380 common shares issued on July 6, 2022 was $25,590 at CAN$3.89 per share. The deemed value of the common shares issued, at the time of agreement, was $34.9 million. The shares are subject to a hold period of four months and one day following the date of closing.

The 4,950-hectares Pitarrilla exploration project is located in northern Mexico, consists of five concessions, has ignificant infrastructure in place and has access to utilities.

The acquisition is outside the scope of IFRS 3 Business Combinations, as the Pitarrilla project does not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition. The purchase price is allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition.

Pitarilla Project purchase consideration:

Common shares issued	$25,590
Consideration paid in cash	35,067
Acquisition costs	880
Total consideration	$61,537

Fair value summary of assets acquired and liabilities assumed:

Assets:
Current assets	$288
Buildings and equipment	652
Mineral properties	60,811
Total assets	$61,751

Liabilities:
Accounts payable and accrued liabilities	170
Reclamation liability	44
Total liabilities	$214

Net identifiable assets acquired	$61,537
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 29

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

9. IMPAIRMENT OF NON-CURRENT ASSETS

The recoverable amounts of the Company's CGUs, which include mining properties, plant and equipment are determined at the end of each reporting period, if impairment indicators are identified.

Management applies significant judgement in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws and regulations and interest rates are some of the indicators used by management in determining whether there are any indicators of impairment or reversal of previous impairments. As of December 31, 2022, the Company determined that indicators of impairment existed at the Bolañitos  mine due to a change in the reserves and resources, including a narrowing of the veins in the ore bodies which may result in lower future conversion of inferred resources to economically mineable ore.

The recoverable amount is based on CGU's future cash flows expected to be derived from the Company's mining properties and represent each CGU's fair value less cost of disposal.  Expected cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management's best estimates of future metal prices, production based on current estimates of capacity, ore grade, recovery rate and recoverable reserves and resources, future operating costs, capital expenditures and assets salvage value. Expected cash flows are discounted at risk adjusted rate based on the CGU's weighted average cost of capital. The average forecasted price of $21.66 per oz of silver and $1,738 per oz of gold were used in the model. Forecasted prices were estimated using analyst consensus forecasts, over the forecasted life of mine as of December 31, 2022. As a result, management estimated the recoverable amount of the Bolañitos mine as at December 31, 2022, determined on a fair value less cost of disposal basis, and concluded no impairment charge was required. Reasonably possible movements in the assumptions disclosed above could have changed the calculated recoverable amount. A 5% decrease to the average forecasted prices of  silver and gold, with all other inputs remaining constant, would reduce the recoverable amount by $4.7 million. A 5% increase to the average forecasted prices of silver and gold, with all other inputs remaining constant, would increase the recoverable amount by $3.9 million.

10. LOANS PAYABLE

	December 31,	December 31,
	2022	2021

Balance at the beginning of the year	$10,494	$9,672
Net proceeds from software and equipment financing	9,070	4,399
Finance cost	726	650
Repayments of principal	(5,054)	(3,563)
Repayments of finance costs	(726)	(611)
Effects of movements in exchange rates	-	(53)
Balance at the end of the year	$14,510	$10,494

Statements of Financial Position presentation
Current loans payable	$6,041	$4,128
Non-current loans payable	8,469	6,366
Total	$14,510	$10,494

The Company currently has financing arrangements for equipment totaling $26,612, with terms ranging from one to four years. The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 6.6%.

The equipment financing is secured by the underlying equipment purchased and is subject to various non-financial covenants and as at December 31, 2022 the Company was in compliance with these covenants. As at December 31, 2022, the net book value of equipment includes $24,379 (December 31, 2021 - $16,100) of equipment pledged as security for the equipment financing.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 30

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

11. LEASE LIABILITIES

The Company leases office space, and prior to the sale of the El Compas mine, the Company had been leasing the El Compas plant. These leases are for periods of five to ten years. Certain leases include an option to renew the lease after the end of the contract term and/ or provide for payments that are indexed to local inflation rates.

The following table presents the lease obligations of the Company:

	December 31,	December 31,
	2022	2021

Balance at the beginning of the year	$1,001	$1,094
Additions	344	89
Interest	64	73
Payments	(282)	(251)
Effects of movement in exchange rates	(54)	(4)
Balance at the end of the year	1,073	1,001
Less: Current portion	261	207
Non-current lease liabilities	$812	$794

The following table presents lease liability maturity - contractual undiscounted cash flows for the Company:

	December 31,	December 31,
	2022	2021

Less than one year	$337	$263
One to five years	831	637
More than five years	97	262
Total at the end of the year	$1,265	$1,162

The following amounts have been recognized in earnings (loss):

	Years ended
	December 31, 2022	December 31, 2021

Interest on lease liabilities	$64	$73
Expenses related to short-term leases	$567	$649

As at December 31, 2022, the lease liabilities have a weighted-average interest rate of 8.37%. For the year ended December 31, 2022, the Company recognized $64 in interest expense on the lease liabilities (December 31, 2021 - $73) and $567 related to short term rentals, primarily for rented mining equipment and employee housing (December 31, 2021 - $649).

12. PROVISION FOR RECLAMATION AND REHABILITATION

The Company's environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company's estimated obligations is $6,156 for the Guanaceví mine, $4,499 for the Bolañitos mine, $814 for the Terronera development project and $44 for the Pitarrilla exploration project.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 31

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

The timing of cash flows has been estimated based on the estimated mine lives using current reserves and the present value of the probability weighted future cash flows. The model assumes a risk-free rate specific to the liability of 7.37% for Guanaceví, 7.45% for Bolañitos and 7.88% for Terronera, and with an estimated inflation rate of 5.1%, 5.38% and 4.47% respectively.

Changes to the reclamation and rehabilitation provision balance during the year are as follows:

	Terronera	Guanaceví	Bolañitos	El Cubo	El Compas	Pitarrilla	Total

Balance at December 31, 2020	$-	$2,221	$1,977	$4,545	$133	$-	$8,876
Accretion	-	100	83	70	9	-	262
Disposals	-	-	-	(4,615)	-	-	(4,615)
Change in estimates during the year	-	1,676	1,177	-	21	-	2,874
Balance at December 31, 2021	$-	$3,997	$3,237	$-	$163	$-	$7,397
Acquisitions	-	-	-	-	-	44	44
Accretion	-	268	211	-	-	-	479
Disposals	-	-	-	-	(163)	-	(163)
Effects of movements in exchange rates	-	95	93	-	-	-	188
Change in estimates during the year	251	(257)	(338)	-	-	-	(344)
Balance at December 31, 2022	$251	$4,103	$3,203	$-	$-	$44	$7,601

13. SHARE CAPITAL

(a) Management of Capital

The Company considers the items included in the consolidated statement of changes in equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. As at December 31, 2022, the Company is not subject to externally imposed capital requirements.

(b) Public Offerings

In April 2020, the Company filed a short form base shelf prospectus that qualified for the distribution of up to CAN$150 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25 month period. The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws. The distribution of Securities could be effected from time to time in one or more transactions at a fixed price or prices, which could be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are "At-The-Market" ("ATM") distributions.

On October 1, 2020, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co. LLC, TD Securities Inc., Roth Capital Partners, LLC, B. Riley Securities Inc. and A.G.P./Alliance Global Partners (together, the "Agents"). Under the terms of this ATM facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to $60,000 on the New York Stock Exchange. The Company determined, at its sole discretion, the timing and number of shares sold under the ATM facility.

In the period from January 1, 2021 to July 20, 2021, when this ATM facility was completed, the Company issued 10,060,398 common shares under the ATM facility at an average price of $5.96 per share for gross proceeds of $59,998, less commission of $1,230 and recognized $379 of other transaction costs related to the ATM financing as share issuance costs, which have been presented net within share capital.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 32

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

On March 22, 2022, the Company completed a prospectus equity financing with the offering co-led by BMO Capital Markets and PI Financial Corp., together with a syndicate of underwriters consisting of CIBC World Markets Inc., B. Riley Securities Inc., and H.C. Wainwright & Co., LLC. The Company issued a total of 9,293,150 common shares at a price of $4.95 per share for aggregate gross proceeds of $46,001, less commission of $2,524 and recognized $361 of other transaction costs related to the financing as share issuance costs, which have been presented net within share capital.

(c) Stock Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009 and amended and re-ratified in 2021, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 5.0% of the issued and outstanding shares at any time. Prior to the 2021 amendment, the plan allowed for the granting of up to 7.0% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company's stock option plan and changes during the years 2022 and 2021.

Expressed in Canadian dollars	Years ended
	December 31, 2022		December 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of the year	3,848,200	$3.68	5,978,300	$3.29
Granted	736,986	$6.24	818,500	$6.90
Exercised	(569,200)	$3.57	(2,801,600)	$3.76
Expired and forfeited	(116,356)	$6.63	(147,000)	$4.29
Outstanding, end of the year	3,899,630	$4.09	3,848,200	$3.68

Options exercisable at the end of the year	3,374,459	$3.74	2,973,100	$3.40

During the year ended December 31, 2022, the weighted-average share price at the date of exercise was CAN$6.77 (December 31, 2021 - CAN$7.51)

The following table summarizes the information about stock options outstanding at December 31, 2022:

Expressed in Canadian dollars
	Options Outstanding			Options Exercisable

	Number	Weighted Average	Weighted Average	Number Exercisable	Weighted Average
	Outstanding	Remaining
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	December 31, 2022	(Number of Years)	Price	December 31, 2022	Price

$2.00 - $2.99	1,366,600	2.2	$2.14	1,366,600	$2.14
$3.00 - $3.99	1,131,900	0.9	$3.45	1,131,900	$3.45
$5.00 - $5.99	60,000	2.7	$5.60	60,000	$5.60
$6.00 - $6.99	1,341,130	3.7	$6.56	815,959	$6.67
	3,899,630	2.3	$4.09	3,374,459	$3.74

During the year ended December 31, 2022, the Company recognized share-based compensation expense of $1,642 (December 31, 2021 - $1,973) based on the fair value of the vested portion of options granted in the current and prior years.

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 33

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)
	Years ended
	December 31, 2022	December 31, 2021
Weighted-average fair value of options in CAN$	$3.17	$3.37
Risk-free interest rate	2.19%	0.66%
Expected dividend yield	0%	0%
Expected stock price volatility	67%	66%
Expected options life in years	3.80	3.85

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of options granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a graded basis over the respective vesting period of each tranche of stock options awarded. As at December 31, 2022, the unvested stock option expense not yet recognized was $442 (December 31, 2021 - $472) which is expected to be recognized over the next 15 months.

(d) Share Units Plan

On March 23, 2021 the Company adopted an equity-based Share Unit Plan ("SUP"), which was approved by the Company's shareholders on May 12, 2021. The SUP allows for, with approval by the Board, granting of Performance Share Units ("PSU"s) and Deferred Share Units ("DSU"s), to its directors, officers, employees to acquire up to 1.5% of the issued and outstanding shares. The SUP incorporates all existing PSUs under the former PSU plan and any new DSUs granted and are to be subject to cash, share settlement or a combination of cash and share procedures at the discretion of the Board of Directors.

Performance Share Units

The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the total shareholder return of the Company's peer group.

	Years ended
	December 31, 2022	December 31, 2021
	Number of units	Number of units

Outstanding, beginning of year	1,639,000	1,805,000
Granted	316,000	322,000
Cancelled	-	(100,000)
Settled for shares	(797,000)	(388,000)
Outstanding, end of year	1,158,000	1,639,000

There were 316,000 PSUs granted during the year ended December 31, 2022 (December 31, 2021 - 322,000). The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria are based on the Company's share price performance relative to a representative group of other mining companies. 611,000 PSUs vest on March 1, 2023, 231,000 PSUs vest on March 4, 2024, 256,000 PSUs vest on March 24, 2025 and 60,000 PSUs vest on or before June 30, 2024.

On March 3, 2022, PSUs granted in 2019 vested with a payout multiplier of 200% based on the Company's shareholder return, relative to the total shareholder return of the Company's peer group over the three-year period and 535,000 PSUs were settled, on a net of tax basis, through the issuance of 664,170 common shares.

On August 16, 2022, vesting was accelerated on a pro-rata basis for 195,000 PSUs granted in 2020 and 67,000 PSUs granted in 2021. As at December 31, 2022, there are 350,829 issuable shares from the settlement of these PSUs.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 34

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

During the year ended December 31, 2022, the Company recognized share-based compensation expense of $1,713 related to the PSUs (December 31, 2021 - $1,663).

Deferred Share Units

The DSUs granted are vested immediately and are redeemable for shares at the time of a director's retirement.

	Years ended
	December 31, 2022	December 31, 2021
	Number of units	Number of units

Outstanding, beginning of year	-	-
Granted	109,634	-
Settled for shares	(5,038)	-
Outstanding, end of year	104,596	-

There were 109,634 DSUs granted during the year ended December 31, 2022 (December 31, 2021 - Nil) under the SUP. During the year ended December 31, 2022, 5,038 DSUs were settled, on a net of tax basis, through the issuance of 3,527 common shares. During the year ended December 31, 2022, the Company recognized share-based compensation expense of $523 related to the DSUs (December 31, 2021 - $Nil).

(e) Deferred Share Units - Cash Settled

The Company previously had a Deferred Share Unit ("DSU") plan whereby deferred share units were granted to independent directors of the Company in lieu of compensation in cash or share purchase options. These DSUs vested immediately and are redeemable for cash, based on the market value of the units at the time of a director's retirement. Upon adoption of the SUP plan in March 2021, no new DSUs will be granted under this cash settled plan.

Expressed in Canadian dollars	Years ended
	December 31, 2022		December 31, 2021
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of year	1,348,765	$3.24	1,266,199	$3.00
Granted	-	-	82,566	$6.90
Redeemed	(304,561)	$3.41	-	-
Outstanding, end of year	1,044,204	$3.19	1,348,765	$3.24

Fair value at year end	1,044,204	$4.38	1,348,765	$5.35

During the year ended December 31, 2022, the Company recognized a recovery on director's compensation related to these DSUs, which is included in general and administrative salaries, wages and benefits, of $885 (December 31, 2021 - a recovery of $707) based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years. As of December 31, 2022, there are 1,044,204 deferred share units outstanding (December 31, 2021 - 1,348,765) with a fair market value of $3,375 (December 31, 2021 - $5,682) recognized in accounts payable and accrued liabilities. During the year ended December 31, 2022, 304,561 DSUs were redeemed with a fair value of $1,421

(f) Share Appreciation Rights

As part of the Company's bonus program, the Company may grant share appreciation rights ("SARs") to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 35

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)
	Years ended
	December 31, 2022		December 31, 2021
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of year	113,670	$5.40	-	-
Granted	148,030	$4.62	115,930	$5.40
Exercised	(5,726)	$3.17	(2,260)	$5.34
Cancelled	(74,235)	$4.72	-	-
Outstanding, end of period	181,739	$5.12	113,670	$5.40

Exercisable at the end of the period	101,066	$5.18	40,912	$5.39

During the year ended December 31, 2022, the Company recognized an expense related to SARs, which is included in operation and exploration salaries, wages and benefits, of $1 (December 31, 2021 - an expense of $113) based on the change in the fair value of the SARs granted in prior years. As of December 31, 2022, there are 181,739 SARs outstanding (December 31, 2021 - 113,670) with a fair market value of $111 (December 31, 2021 - $113) recognized in accounts payable and accrued liabilities.

The SARs were valued using an option pricing model, which requires the input of highly subjective assumptions. The expected life of the SARs considered such factors as the average length of time similar grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of SARs granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the SAR grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the SARs. The Company amortized the fair value of SARs on a graded basis over the respective vesting period of each tranche of SARs awarded.

(g) Diluted Earnings per Share

	Years ended
	December 31, 2022	December 31, 2021

Net earnings	$6,201	$13,955
Basic weighted average number of shares outstanding	183,009,339	167,289,732
Effect of dilutive securities:
Stock options	1,077,699	1,735,151
Equity settled deferred share units	104,596	-
Performance share units	1,158,000	1,639,000
Diluted weighted average number of share outstanding	185,349,634	170,663,883

Diluted earnings per share	$0.03	$0.08

As of December 31, 2022, there are 2,821,931 anti-dilutive stock options (December 31, 2021 - 2,113,049).

14. REVENUE

	Years ended
	December 31,	December 31,
	2022	2021

Silver sales (1)	$142,688	$97,257
Gold sales (1)	70,501	70,022
Less: smelting and refining costs	(3,029)	(1,959)
Revenue	$210,160	$165,320

(1) Changes in fair value from provisional pricing in the period are included in silver and gold sales.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 36

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

	Years ended
	December 31,	December 31,
	2022	2021
Revenue by product
Concentrate sales	$54,042	$57,011
Provisional pricing adjustments	(47)	(183)
Total revenue from concentrate sales	53,995	56,828
Refined metal sales	156,165	108,492
Total revenue	$210,160	$165,320

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made prior to the finalization of the sales contract. The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary. As at December 31, 2022, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable of $663 (December 31, 2021 - $470) based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed.

15. EXPLORATION AND EVALUATION

	Years ended
	December 31, 2022	December 31, 2021

Depreciation and depletion	$624	$330
Share-based compensation	427	293
Exploration salaries, wages and benefits	1,829	1,975
Direct exploration expenditures	6,167	7,335
Evaluation salaries, wages and benefits	2,299	1,677
Direct evaluation expenditures	4,840	6,315
	$16,186	$17,925

16. GENERAL AND ADMINISTRATIVE

	Years ended
	December 31,	December 31,
	2022	2021

Depreciation and depletion	$214	$165
Share-based compensation	3,009	2,923
Salaries, wages and benefits	3,923	3,923
Directors' DSU expense (recovery)	(885)	(707)
Direct general and administrative	4,352	3,759
	$10,613	$10,063
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 37

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

17. CARE AND MAINTENANCE

	Years ended
	December 31,	December 31,
	2022	2021

Depreciation and depletion	$70	$55
Salaries, wages and benefits	22	497
Direct general and administrative	488	804
	$580	$1,356

In November 2019, the Company suspended mining operations at the El Cubo mine and subsequently sold the mine on April 9, 2021. In August 2021, the Company suspended mining operations at the El Compas mine and the mine remained on care and maintenace until it was sold in September 2022. For the year ended December 31, 2022, the Company recognized a care and maintenance expense of $580 inclusive of $nil in severance costs (December 31, 2021 - $1,356 inclusive of $870 in severance costs).

18. FINANCE COSTS

		Years ended
		December 31,	December 31,
	Notes	2022	2021

Accretion on provision for reclamation and rehabilitation	12	$479	$262
Interest on loans	10	726	650
Interest on lease liabilities	11	64	73
Other financing costs		31	-
		$1,300	$985

19.  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Years ended
	December 31,	December 31,
	2022	2021

Net changes in non-cash working capital:
Accounts and other receivables	$(4,385)	$3,919
Income tax receivable	(3,847)	(3,695)
Inventories	5,226	(11,103)
Prepaid expenses	(862)	(2,873)
Accounts payable and accrued liabilities	2,447	3,786
Income taxes payable	2,388	1,190
	$967	$(8,776)

Non-cash financing and investing activities:
Reclamation included in mineral properties, plant and equipment	$(463)	$(1,741)
Fair value of exercised options allocated to share capital	$770	$4,026
Fair value of performance share units allocated to share capital	$(1,361)	$-
Fair value of capital assets acquired under finance leases	$346	$90

Other cash disbursements:
Income taxes paid	$6,337	$992
Special mining duty paid	$2,272	$1,331
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 38

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

20.   SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance. The Company has two operating mining segments which are located in Mexico, Guanaceví and Bolañitos, and the El Compas mine which was on care and maintenance until the sale of the mine on September 9, 2022. The Company has one development project in Mexico, Terronera, as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico, Chile and the USA.  Exploration projects that are in the local district surrounding a mine are included in the mine's segments. Comparative period figures related to Terronera, previously reported as part of the exploration segment have been reclassified to conform with current period's presentation. Comparative period figures related to the El Cubo mine, which was on care and maintenance from November 2019 until the sale of the mine and related assets in April 2021, previously reported as its own segment have been reclassified to the Corporate segment.

December 31, 2022
	Corporate	Exploration	Guanaceví	Bolanitos	Terronera	Total

Cash and cash equivalents	$38,466	$1,935	$32,997	$7,371	$2,622	$83,391
Other investments	10,035	-	-	-	-	10,035
Accounts and other receivables	383	669	5,824	6,246	14	13,136
Loans receivable	3,729	-	-	-	-	3,729
Income tax receivable	17	-	3,934	73	-	4,024
Inventories	120	-	14,094	4,942	28	19,184
Prepaid expenses	1,685	144	1,155	536	13,431	16,951
Non-current deposits	150	2	321	92	-	565
Non-current IVA receivable	-	-	1,505	-	8,649	10,154
Non-current income tax receivable	3,570	-	-	-	-	3,570
Right-of-use leased assets	512	-	-	294	-	806
Mineral properties, plant and equipment	616	81,660	67,261	28,106	56,249	233,892
Total assets	$59,283	$84,410	$127,091	$47,660	$80,993	$399,437

Accounts payable and accrued liabilities	$6,837	$743	19,875	$5,327	$7,049	$39,831
Income taxes payable	65	282	5,539	730	-	6,616
Loans payable	-	-	1,025	2,092	11,393	14,510
Lease obligations	780	-	293	-	-	1,073
Provision for reclamation and rehabilitation	-	44	4,103	3,203	251	7,601
Deferred income tax liability	-	-	12,647	297	-	12,944
Other non-current liabilities	-	69	443	437	19	968
Total liabilities	$7,682	$1,138	$43,925	$12,086	$18,712	$83,543
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 39

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

December 31, 2021
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total

Cash and cash equivalents	$68,149	$144	$27,060	$4,234	$3,349	$367	$103,303
Other investments	11,200	-	-	-	-	-	11,200
Accounts and other receivables	812	-	6,706	6,633	308	3	14,462
Income tax receivable	169	1	3	2	2	-	177
Inventories	351	-	19,852	7,057	195	30	27,485
Prepaid expenses	1,327	118	844	349	20	2,477	5,135
Non-current deposits	150	-	321	128	-	-	599
Non-current IVA receivable	164	-	1,434	-	-	2,658	4,256
Deferred income tax asset	-	-	-	936	-	-	936
Non-current income tax receivable	3,570	-	-	-	-	-	3,570
Intangible assets	2	1	15	17	2	3	40
Right-of-use leased assets	564	-	100	-	-	-	664
Mineral properties, plant and equipment	373	18,963	54,234	27,371	2,005	19,251	122,197
Total assets	$86,831	$19,227	$110,569	$46,727	$5,881	$24,789	$294,024

Accounts payable and accrued liabilities	$10,121	$238	15,247	$4,667	$141	$1,577	$31,991
Income taxes payable	29	-	3,563	636	-	-	4,228
Loans payable	43	-	2,005	4,048	-	4,398	10,494
Lease obligations	896	-		105	-	-	1,001
Provision for reclamation and rehabilitation	-	-	3,997	3,237	163	-	7,397
Deferred income tax liability	-	-	1,271	235	-	-	1,506
Total liabilities	$11,089	$238	$26,083	$12,928	$304	$5,975	$56,617
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 40

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)
Year ended December 31, 2022
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total
Silver revenue	$-	$-	$128,597	$14,091	$-	$-	$142,688
Gold revenue	-	-	27,569	42,932	-	-	70,501
Less: smelting and refining costs	-	-	-	(3,029)	-	-	(3,029)
Total revenue	$-	$-	$156,166	$53,994	$-	$-	$210,160

Salaries, wages and benefits:
mining	$-	$-	$7,578	$7,778	$-	$-	$15,499
processing	-	-	3,444	2,281	-	-	5,813
administrative	-	-	5,959	4,028	-	-	10,096
share-based compensation	-	-	221	221	-	-	442
change in inventory	-	-	1,941	825	-	-	2,426
Total salaries, wages and benefits	-	-	19,143	15,133	-	-	34,276

Direct costs:
mining	-	-	29,636	12,494	-	-	41,881
processing	-	-	15,594	6,028	-	-	21,622
administrative	-	-	7,096	4,432	-	-	11,495
change in inventory	-	-	3,175	1,591	-	-	5,048
Total direct production costs	-	-	55,501	24,545	-	-	80,046

Depreciation and depletion:
depreciation and depletion	-	-	12,838	10,589	-	-	23,427
change in inventory	-	-	1,291	461	-	-	1,752
Total depreciation and depletion	-	-	14,129	11,050	-	-	25,179

Royalties	-	-	17,554	257	-	-	17,811
Write down of inventory to NRV	-	-	642	681	-	-	1,323

Total cost of sales	$-	$-	$106,969	$51,666	$-	$-	$158,635

Care and maintenance costs	-	-	-	-	580	-	580
Write-off of exploration properties	-	-	-	-	-	682	682

Earnings (loss) before taxes	$(9,128)	$(9,047)	$49,197	$2,328	$(580)	$(7,821)	$24,949

Current income tax expense (recovery)	63	282	5,671	360	-	-	6,376
Deferred income tax expense (recovery)	-	-	11,375	997	-	-	12,372
Total income tax expense (recovery)	63	282	17,046	1,357	-	-	18,748

Net earnings (loss)	$(9,191)	$(9,329)	$32,151	$971	$(580)	$(7,821)	$6,201

The Exploration segment included $1,899 of costs incurred in Chile for the year ended December 31, 2022 (December 31, 2021 - $2,178).
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 41

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)
Year ended December 31, 2021
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total
Silver revenue	$-	$-	$85,854	$10,149	$1,254	$-	$97,257
Gold revenue	-	-	22,638	38,645	8,739	-	70,022
Less: smelting and refining costs	-	-	-	(1,715)	(244)	-	(1,959)
Total revenue	$-	$-	$108,492	$47,079	$9,749	$-	$165,320

Salaries, wages and benefits:
mining	$-	$-	$8,352	$5,574	$1,314	$-	$15,240
processing	-	-	3,303	1,799	614	-	5,716
administrative	-	-	5,406	3,331	823	-	9,560
share-based compensation	-	-	180	180	61	-	421
change in inventory	-	-	(2,946)	(764)	342	-	(3,368)
Total salaries, wages and benefits	-	-	14,295	10,120	3,154	-	27,569

Direct costs:
mining	-	-	25,253	11,076	2,746	-	39,075
processing	-	-	12,220	5,373	1,205	-	18,798
administrative	-	-	5,981	3,813	1,380	-	11,174
change in inventory	-	-	(5,808)	(1,306)	522	-	(6,592)
Total direct production costs	-	-	37,646	18,956	5,853	-	62,455

Depreciation and depletion:
depreciation and depletion	-	-	11,842	13,696	1,436	-	26,974
change in inventory	-	-	(3,899)	(205)	1,107	-	(2,997)
Total depreciation and depletion	-	-	7,943	13,491	2,543	-	23,977

Royalties	3	-	13,165	265	350	-	13,783
Write down of inventory to NRV	-	-	539	357	272	-	1,168

Total cost of sales	$3	$-	$73,588	$43,189	$12,172	$-	$128,952

Care and maintenance costs	859	-	-	-	497	-	1,356
Write-off of exploration properties	-	-	-	-	870	-	870
Impairment (impairment reversal)	(16,791)	-	-	-	-	-	(16,791)

Earnings (loss) before taxes	$13,324	$(10,648)	$34,904	$3,890	$(3,790)	$(7,992)	$29,688

Current income tax expense (recovery)	-	-	3,206	275	-	-	3,481
Deferred income tax expense (recovery)	-	-	9,924	2,328	-	-	12,252
Total income tax expense (recovery)	-	-	13,130	2,603	-	-	15,733

Net earnings (loss)	$13,324	$(10,648)	$21,774	$1,287	$(3,790)	$(7,992)	$13,955

The Exploration segment included $2,178 of costs incurred in Chile for the year ended December 31, 2021 (December 31, 2020 - $1,799).
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 42

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

21. INCOME TAXES

(a) Tax Assessments

Minera Santa Cruz y Garibaldi S.A. de C.V. ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received an MXN 122.9 million ($6,300) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million owed ($2,100) in taxes, MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,100) in interest and MXN 23.0 million ($1,200) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 122.9 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 16.9 million ($867) and inflationary charges of MXN 25.3 million ($1,298) have accumulated.

Included in the Company's consolidated financial statements are net assets of $964 held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2022, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $964. The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities. The Company has been advised that the appeal filed with the Federal Tax Court, against the June 2016 tax assessment has been rejected. The Company continues to assess MSCG's settlement options.

Compania Minera Del Cubo S.A. de C.V. ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2,900) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers. The tax assessment consisted of MXN 24.1 million ($1,200) for taxes, MXN 21.0 million ($1,100) for penalties, MXN 10.4 million ($500) for interest and MXN 3.0 million ($100) for inflation. At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($600) for re-payment of IVA (value added taxes) refunded on these supplier payments. In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 43

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)
The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3,500 during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax receivable. Since issuance of the assessment interest charges of MXN 9.9 million ($500) and inflationary charges of MXN 1.6 million ($100) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

The Company's Mexican operations are subject to an Environmental Royalty Tax of 0.5% of gross sales and in 2022 the Company recognized $938 in royalty expense for the Environmental Royalty Tax (2021 - $950), included in cost of sales.

Deferred Income Tax Assets and Liabilities

Mexico operations	December 31,	December 31,
Deferred tax derived from income tax	2022	2021

Deferred income tax assets:
Tax loss carryforwards	$3,032	$8,893
Working capital	3,155	11,287
Deferred income tax liabilities:
Inventories	(2,814)	(7,146)
Mineral properties, plant and equipment	(13,772)	(12,177)
Deferred income tax assets (liabilities), net	$(10,399)	$857

Mexico operations	December 31,	December 31,
Deferred tax derived from special mining duty	2022	2021

Deferred income tax liabilities:
Working capital	$(227)	$510
Mineral properties, plant and equipment	(2,318)	(1,937)
Deferred income tax assets (liabilities), net	$(2,545)	$(1,427)

(b) Income Tax Expense

	Years ended
	December 31,	December 31,
	2022	2021

Current income tax expense:
Current income tax expense in respect of current year	$3,180	$754
Special mining duty	3,196	2,726
Deferred income tax expense:
Deferred tax expense recognized in the current year	14,762	19,641
Special mining duty	1,115	574
Adjustments recognized in the current year in relation to prior years	(3,505)	(7,962)
Total income tax expense	$18,748	$15,733
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 44

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

The reconciliation of the income tax provision computed at statutory tax rates to the reported income tax provision is as follows:

	December 31,	December 31,
	2022	2021

Canadian statutory tax rates	27.00%	27.00%

Income tax expense computed at Canadian statutory rates	$5,892	$8,015
Foreign tax rates different from statutory rate	1,858	986
Withholding taxes, net of tax credits	-	-
Share-based compensation	667	545
Foreign exchange	764	2,279
Inflationary adjustment	3,898	4,836
Other non-deductible items	2,652	1,375
Adjustments recognized in the current year in relation to prior years	1,298	(468)
Current year losses not recognized	2,364	2,456
Special mining duty Mexican tax	4,158	3,203
Recognition of previously unrecognized losses	(4,803)	(7,494)
Income tax expense	$18,748	$15,733

(c) Unrecognized Deferred Tax Assets

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been fully recognized. The tax benefits not recognized reflect management's assessment regarding the future realization of Canadian, Chilean and certain Mexican tax assets and estimates of future earnings and taxable income in these jurisdictions as of December 31, 2022. When circumstances cause a change in management's judgement about the recoverability of deferred tax assets, the impact of the change will be reflected in current income.

	Loss Carry Forward	December 31,	December 31,
	Expiry	2022	2021
Unrecognized Mexico tax loss carry forward	2023-2032	$75,540	$118,810
Unrecognized Canada tax loss carry forward	2025-2032	11,005	7,525
Unrecognized Chile tax loss carry forward	2023-2032	18,146	16,403
Capital losses		21,174	9,650
Reclamation provision		7,556	7,396
Exploration pools		7,194	13,569
Other Canada temporary differences		10,905	13,069
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 45

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

22. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at December 31, 2022, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	83,391	83,391	83,391
Other investments	10,035	-	10,035	10,035
Trade and other receivables	4,385	689	5,074	5,074
Loans receivable	-	3,729	3,729	3,729
Total financial assets	14,420	87,809	102,229	102,229

Financial liabilities:
Accounts payable and accrued liabilites	3,486	36,345	39,831	39,831
Loans payable	-	14,510	14,510	14,510
Total financial liabilities	3,486	50,855	54,341	54,341

(b) Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

Other investments are comprised of marketable securities. When there is an active market are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, $9,774 of these financial assets have been included in Level 1 of the fair value hierarchy.

Cash settled deferred share units are determined based on a market approach reflecting the Company's closing share price or share price at redemption date for any pending settlements.

Level 2:

The Company determines the fair value of the embedded derivatives related to its accounts and other receivables based on the quoted closing price obtained from the silver and gold metal exchanges and the fair value of the SARs liability is determined by using an option pricing model.

Level 3:

Included in other investments are share purchase warrants.  Fair value of the warrants at each period end has been estimated using the Black-Scholes Option Pricing Model. As a result, $261 of these financial assets have been included in Level 3 of the fair value hierarchy.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 46

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

Assets and liabilities as at December 31, 2022 measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Accounts and other receivables	5,074	689	4,385	-
Other investments	10,035	9,774	-	261
Total financial assets	15,109	10,463	4,385	261

Financial liabilities:
Deferred share units	3,375	3,375	-	-
Share appreciation rights	111	-	111	-
Total financial liabilities	3,486	3,375	111	-

(c) Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the manner in which such exposures are managed is outlined as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, accounts and other receivables and loans receivable.  Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Accounts and other receivables are generated on the sale of concentrate inventory to reputable metal traders as well as various other receivables arising from operations.  There has been no indication of a change in creditworthiness of the counterparty to the loan receivable since the initial recognition.

The carrying amount of financial assets represents the Company's maximum credit exposure.

Below is an aged analysis of the Company's financial instruments included in accounts and other receivables:

	Carrying	Gross	Carrying	Gross
	amount	impairment	amount	impairment
	December 31, 2022		December 31, 2021

Less than 1 month	$3,794	$-	$4,159	$-
1 to 3 months	852	-	754	-
4 to 6 months	251	-	-	-
Over 6 months	-	-	10	-
Total	$4,897	$-	$4,923	$-

At December 31, 2022, 99.7% of the receivables that are outstanding greater than one month are trade receivables and pending concentrate sales (December 31, 2021 - 79.0%) and 0.3% of the receivables outstanding greater than one month are comprised of other receivables (December 31, 2021 - 21.0%).  Company historical default rate and frequency of losses are low, and the lifetime expected credit loss allowance for receivables is nominal as at December 31, 2022.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 47

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  We manage our liquidity risk by continually monitoring forecasted and actual cash flows.  We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirement and development plans.  We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments at December 31, 2022:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	39,831	-	-	-	39,831
Loans payable	6,643	7,783	1,347	-	15,773
Lease liabilities	337	503	328	97	1,265
Provision for reclamation and rehabilitation	-	-	6,991	4,479	11,470
Capital expenditure commitments	26,576	-	-	-	26,576
Operating leases	147	206	206	60	619
Total contractual obligations	73,534	8,492	8,872	4,636	95,534

Market Risk

Significant market related risks to which the Company is exposed consist of foreign currency risk, commodity price risk and equity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact on the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The US dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31, 2022, are as follows:

	December 31, 2022		December 31, 2021
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial assets	$10,442	$9,995	$13,338	$9,590
Financial liabilities	(5,758)	(17,445)	(8,846)	(13,910)
Net financial assets (liabilities)	$4,684	$(7,450)	$4,492	$(4,320)

Of the financial assets listed above, $404 (2021 - $2,315) represents cash and cash equivalents held in Canadian dollars and $5,612 (2021 - $5,208) represents cash held in Mexican Pesos. The remaining cash balance is held in US dollars.

As at December 31, 2022, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would reduce net earnings by $220 due to these financial assets and liabilities.

As at December 31, 2022, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would increase net earnings by $340 due to these financial assets and liabilities.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 48

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative hedging activities and certain other factors.  The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.  Revenue from the sale of concentrates is based on prevailing market prices which is subject to adjustment upon final settlement. For each reporting period until final settlement, estimates of metal prices are used to record sales.  At December 31, 2022 there are 75,237 ounces of silver and 2,666 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices.  As at December 31, 2022, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $663.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 49

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2022 and 2021 (expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street Vancouver, BC, Canada V7Y 1G5 Telephone: (604) 685-9775 1-877-685-9775 Facsimile: (604) 685-9744 Website: www.edrsilver.com

DIRECTORS	Margaret Beck Ricardo Campoy Daniel Dickson Amy Jacobsen Rex McLennan Kenneth Pickering Mario Szotlender

OFFICERS	Daniel Dickson - Chief Executive Officer
Donald Gray - Chief Operating Officer
Christine West - Chief Financial Officer
Nicholas Shakesby - Vice President, Operations
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Galina Meleger - Vice-President, Investor Relations
Bernard Poznanski - Corporate Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada 3rd Floor - 510 Burrard Street Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP 777 Dunsmuir Street Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP 19th Floor - 885 West Georgia Street Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange Trading Symbol - EDR New York Stock Exchange Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 50